PROSPECTUS


                                5,677,700 Shares

                               THERMOGENESIS CORP.

                                  Common Stock


        All of the shares of common stock of THERMOGENESIS CORP. offered are being sold by selling stockholders listed in this prospectus. Of the shares being sold by the selling stockholders, up to 5,387,700 shares may be resold upon the conversion of Series A Convertible Redeemable Preferred Stock, and up to 290,000 shares may be resold upon the exercise of outstanding warrants. The Series A preferred stock and warrants were issued in private placements completed in November 1998 and January 1999. We will not receive any proceeds from the sale of any common stock by the selling stockholders.

        Our common stock is traded and listed on The Nasdaq Stock Market, SmallCap Market, under the symbol "KOOL." On February 26, 1999, the last reported sale price for the common stock was $2.28. There is no market for either the Series A preferred stock or the warrants. We are required to register the shares for resale and will pay for expenses related to this prospectus estimated to be $15,000.








          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" AT PAGE 5.
                         -------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         -------------------------------




                The date of this Prospectus is February 26, 1999.

                              AVAILABLE INFORMATION

        THERMOGENESIS CORP. files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.

        THERMOGENESIS CORP. has filed a registration statement on Form S-3 with the Commission. This prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document of THEMOGENESIS CORP., such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the Commission's public reference room, and at the Commission's regional offices located in Chicago, Illinois and New York, New York. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. THEMOGENESIS CORP.'s filings and the registration statement can also be reviewed by accessing the Commission's website at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the Commission will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares offered by this prospectus.

        (1) Annual Report on Form 10-K for the year ended June 30, 1998;

        (2) Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

        (3) Quarterly  Report on Form 10-Q for the quarter  ended  December 31,
1998;

        (4) Current Report on Form 8-K for the event dated January 14, 1999;

        (5) Proxy Statement for the Annual Meeting of Stockholders held on December 11, 1998; and

        (6) The description of THEMOGENESIS CORP.'s common stock contained in Form 8-A.

        THERMOGENESIS CORP.'s Exchange Act file number is 0-16375. You may request a copy of these filings at no cost by writing or telephoning us at the following address: THERMOGENESIS CORP., 3146 Gold Camp Drive, Rancho Cordova, California 95670, Attention: Corporate Secretary; telephone (916) 858-5100.

                               PROSPECTUS SUMMARY

        This  summary  highlights   information   contained  elsewhere  in  this
prospectus.  This  summary  is not  complete  and  does not  contain  all of the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including the documents and information incorporated by reference into it. This Prospectus contains forward-looking statements that are subject to risks and uncertainties, such as THERMOGENESIS CORP.'s products being subject to regulatory approvals, market acceptance of new technologies, and other risks detailed in the section entitled Risk Factors and in THERMOGENESIS CORP.'s Annual Report as filed with the Commission. A glossary of certain technical terms used is located at the back of the Prospectus.

Our Business

THERMOGENESIS CORP. is a leading developer and manufacturer of micro-manufacturing systems designed to harvest biopharmaceutical drugs from blood. Biopharmaceutical drugs utilize the body's naturally occurring proteins, enzymes, growth factors, hormones and progenitor cells for the treatment of human disease. THERMOGENESIS CORP.'s technology platforms micro-manufacture biopharmaceutical drugs from a single donation of blood in contrast to "pools" of blood from thousands of donors or expensive recombinant technology.

Our Strategy

Our strategy to exploit our market opportunity includes the following:

        o Utilize our expertise in the areas of thermodynamics and cryopreservation.

        o      Develop  products  through platform designs to build new products
               with  only  a  small   incremental   research   and   development
               investment.

        o Become the leader in the design, development, manufacture and sale of medical devices which produce biopharmaceutical drugs from an autologous or directed single donor unit of blood to reduce or eliminate contamination and risk of infection to the recipient.

        o Develop disposable products which are used with platform designed products to provide a recurrent stream of revenue.

Our History

THERMOGENESIS CORP.'s core expertise lies in the technical fields of thermodynamics, and cryopreservation; technologies that it initially applied to the development of ultra rapid freezers and thawers, Food and Drug Administration ("FDA") class I products currently being sold to blood banks and hospitals in 32 countries throughout the world. Until the fourth quarter of fiscal year 1998, THERMOGENESIS CORP.'s revenues had been principally derived from these core products. Following four years of intensive research and development THERMOGENESIS CORP. began shipping in the second quarter of fiscal year 1998 its first new biopharmaceutical drug micro-manufacturing system, the

BioArchiveTM System, a computer controlled liquid nitrogen platform with dedicated disposables for the manufacture, cryopreservation and archive of hematopoietic stem and progenitor cells sourced from placental cord blood, which is used to reconstitute the immune system of patients suffering from leukemia, lymphoma, diverse inherited anemias, or hypoproliferative stem cell disorders. THERMOGENESIS CORP. has entered into a period of rapid transformation as it begins to manufacture and market micro-manufacturing systems which may generate recurring revenues from the ongoing sale of high margin blood processing disposables.

THERMOGENESIS CORP.'s strategy is to utilize its two new Biopharmaceutical Technology Platforms - the BioArchive Platform and the CryoSealTM Platform - as the basis for developing micro- manufacturing systems to produce biopharmaceutical drugs from either autologous or single directed donor blood which will compete in two major medical markets: Wound Care and Cellular Therapy.

THERMOGENESIS CORP. is incorporated in Delaware. THERMOGENESIS CORP.'s principal executive offices are located at 3146 Gold Camp Drive, Rancho Cordova, California 95670 and its telephone number is (916) 858-5100.

                                  Risk Factors

For a discussion of considerations relevant to an investment in the common stock. See the section entitled "RISK FACTORS" beginning on page 5.


                                  The Offering

Common Stock Outstanding Before the Offering.........................18,930,685
Common Stock Offered by Selling Stockholders(1).......................5,677,700
Common Stock Outstanding After the Offering(1).......................24,608,385
Use of Proceeds............................THERMOGENESIS CORP. will not receive any proceeds from the offering
Nasdaq SmallCap Symbol.....................................................KOOL


(1) Assumes that Series A preferred stock shareholders have converted such shares into 5,387,700 shares of common stock in the aggregate and that warrantholders have exercised their warrants to purchase 290,000 shares of common stock in the aggregate.

                                  RISK FACTORS

An investment in our common stock involves a number of very significant risks. Because of these risks, only persons able to bear the risk of and withstand the loss of their entire investment should invest in the common stock. Prospective investors should also consider the following before making an investment decision.

Recurring Losses. Except for net income of $11,246 for fiscal 1994 on net sales of $2,678,192, THERMOGENESIS CORP. has not been profitable since its inception. For the fiscal year ended June 30, 1998, THERMOGENESIS CORP. had a net loss of $9,550,795 on net sales of $4,396,891, and an accumulated deficit at June 30, 1998, of $20,739,545. The report of independent auditors on the Company's June 30, 1998, financial statements includes an explanatory paragraph indicating there is substantial doubt about the Company's ability to continue as a going concern. For the six months ended December 31, 1998, THEMOGENESIS CORP. had a net loss of $3,356,798.

Dependence Upon New Products for Future Growth. Historically, substantially all of our sales have been from products related to the freezing, thawing and storing of blood plasma. Because we expect the blood plasma market to have limited growth, new products for the biotechnology market will have to be developed for future growth. THEMOGENESIS CORP. is currently focusing on developing thermodynamic blood processing systems such as: (1) a system for processing cryoprecipitated AHF utilizing a thermodynamic device and disposable processing containers ("CryoSeal(TM) System"); and (2) a system for collecting, processing, controlled-rate freezing and inventory management of thermolabile products in liquid nitrogen utilizing disposable containers ("N2 BioArchive(TM) System"). See "Annual Report on Form 10-K -- The Company." Although these two products use technology related to the freezing, thawing and storage of blood plasma, these products represent a departure from THERMOGENESIS CORP.'s current core blood plasma business. Further, although THERMOGENESIS CORP. has had discussions with experts in areas of application for these products, these products are still in their development and initial market phase. THERMOGENESIS CORP. has not yet had significant sales for these products. No assurance can be given that all of these potential products can be successfully developed, and if developed, that a market will also develop for them.

Government Regulation of Products. Most of THERMOGENESIS CORP.'s products require FDA clearance to sell in the U.S. Further, THERMOGENESIS CORP. will require approval from comparable agencies to sell its products in foreign countries. These approvals may limit the U.S. or foreign market in which THERMOGENESIS CORP. products may be sold or circumscribe applications for U.S. or foreign markets in which THERMOGENESIS CORP.'s products may be sold. Further, if THERMOGENESIS CORP. cannot establish that its products are substantially equivalent, or superior, in safety and efficacy to previously approved products in the U. S., delays may result in final clearance from the FDA for marketing its products. No assurance can be given that the FDA clearance to market THERMOGENESIS CORP.'s products in the U. S. will be obtained, or that regulatory approval will be received in all foreign countries. Although the standards established by the FDA are generally more encompassing, THERMOGENESIS CORP.'s products may also be required to meet certain additional criteria or receive certain approvals from other foreign governments for marketing and sales.

Influence of Governmental and Insurance Companies on Sales of Products Made by THERMOGENESIS CORP. THERMOGENESIS CORP.'s business may be materially affected by continuing efforts by government and third party payors such as medicare, medicaid, private health insurance plans to reduce the costs of healthcare. For example, in certain foreign markets the pricing and profit margins of certain healthcare products are subject to government controls. In the U.S., THEMOGENESIS CORP. expects that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the U.S. will continue to place pressure on the pricing of healthcare products. As a result, continuing effort to contain healthcare costs may result in reduced sales or price reductions for THERMOGENESIS CORP.'s products.

Inability to Protect Our Patents, Trademarks and Other Proprietary Rights Could Adversely Impact Our Competitive Position. We believe that our patents, trademarks and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our patents, trademarks and proprietary rights. We currently hold patents for products, and have patents pending for additional products, that we market or intend to market. However, our actions to establish and protect our patents, trademarks and other proprietary rights may be inadequate to prevent imitation of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. If our products are challenged as infringing upon patents of other parties, we will be required to modify the design of the product, obtain a license or litigate the issue, all of which may have an adverse business effect on THERMOGENESIS CORP.

Trade Secrets. We use various methods, including the use of confidentiality agreements with employees, vendors and customers, to protect our trade secrets and proprietary know-how for our products. However, such methods may not provide complete protection and there can be no assurance that others will not obtain THERMOGENESIS CORP.'s know-how, or independently develop the same or similar technology.

Competition. THERMOGENESIS CORP. hopes to develop a competitive advantage in the medical applications of its products, but there are many competitors that are substantially larger and possess greater financial resources and personnel than THERMOGENESIS CORP. THERMOGENESIS CORP.'s current principal market is the users of ultra-rapid blood plasma freezing and thawing equipment. There are four companies which sell freezers to the blood plasma freezing industry which are larger and possess greater financial and other resources than THERMOGENESIS CORP. The CryoSeal System may face competition from major plasma fractionaters which currently sell fibrin glue sourced from pooled plasma outside the U. S. With regard to the BioArchive System, numerous larger and better financed medical device manufacturers may choose to enter this market as it develops.

Limited Marketing and Sales Force for New Products. THERMOGENESIS CORP. currently sells its existing Class I medical devices through a direct sales and marketing force. Although THERMOGENESIS CORP. has entered into distribution agreements for the area of the two new platform products there are no assurances that the distributors will produce significant sales of the systems.

Lack of Production Experience for New Products. THERMOGENESIS CORP. currently manufactures its Class I medical devices - blood plasma thawers and freezers.

Although THERMOGENESIS CORP. has redesigned its manufacturing facility to accommodate the BioArchive System and the CryoSeal System, THERMOGENESIS CORP. does not have significant experience in manufacturing more complex Class II medical devices such as the BioArchive System and the CryoSeal System or in the manufacture of disposables. Furthermore, there can be no assurance that THERMOGENESIS CORP.'s current resources and manufacturing facility could handle a significant increase in orders for either the BioArchive System or the CryoSeal System. If THERMOGENESIS CORP. is unable to meet demand for sales of the new systems, it would need to contract with third-party manufacturers for the backlog, and no assurances can be made that such third-party manufacturers can be retained, or retained on terms favorable to THERMOGENESIS CORP. and its pricing of the equipment. Inability to have products manufactured by third parties at a competitive price will erode anticipated margins for such products, and negatively impact profitability.

No Assurance of New Product Acceptance. The market acceptance of THERMOGENESIS CORP.'s new products in development will depend upon the medical community and third-party payers accepting the products as clinically useful, reliable, accurate and cost effective compared to existing and future products or procedures. Market acceptance will also depend on THERMOGENESIS CORP.'s ability to adequately train technicians on how to use the CryoSeal System and the BioArchive System. Even if THERMOGENESIS CORP.'s systems are clinically adopted, the use may not be recommended by the medical profession or hospitals unless acceptable reimbursement from health care and third-party payers is available. Failure of either of these new systems to achieve significant market share could have material adverse effects on THERMOGENESIS CORP.'s long term business, financial condition and results of operation. See "Annual Report on Form 10-K -- Description of Business" and "Risk Factors -- Uncertain Availability of Third-Party Reimbursement."

There is No Assurance That Our Senior Management Team Will Remain With Us. THERMOGENESIS CORP. is dependent upon the experience and services of Philip H. Coelho, Chairman and Chief Executive Officer, and James H. Godsey, President and Chief Operating Officer. The loss of either person would adversely affect THERMOGENESIS CORP.'s operations. THERMOGENESIS CORP. has obtained key man life insurance covering Mr. Coelho in the amount of $1,000,000 as some protection against this risk. See "Annual Report on Form 10-K -- Employees."

Product Liability and Uninsured Risks. We may be liable if any of our products causes injury, illness or death. We also may be required to recall certain of our products should they become damaged or if they are defective. We are not aware of any material product liability claim against us. Further we maintain a general liability policy which includes product liability coverage of $1,000,000 per occurrence and $2,000,000 per year in the aggregate. However, a product liability claim against us could have a material adverse effect on our business or financial condition.

Risk of Software Defects. Our CryoSeal System and BioArchive System rely on computer software components that direct the harvesting process of the CryoSeal System, and the controlled-rate freezing, storage and retrieval robotics of the BioArchive System. The software program for these products, including updated versions in the future, may contain undetected errors or failures. Despite testing by the Company and customers, there can be no assurance that errors will not be found in the software during continuous use. Unfound errors may result in loss or delay in market acceptance, which could have an adverse material effect on the Company's business, financial condition and results of operations.

Future Sales of Unregistered Shares Could Have A Negative Impact on Trading Price of the Common Stock. Under an agreement with the selling stockholders, we have agreed to register for resale by this prospectus shares of common stock to be issued upon the conversion of the Series A preferred stock and upon the exercise of the warrants. The number of shares of common stock available for resale by this prospectus represents approximately 30% of our common stock outstanding. Because the trading price for our common stock may be affected by the number of shares available for resale, the market price of THERMOGENESIS CORP. common stock could drop as a result of sales of a large number of shares of THERMOGENESIS CORP. common stock in the market after this offering, or the perception that such sales could occur.

Possible Need for Additional Financing. Based on proceeds of approximately $6.5 million received in THERMOGENESIS CORP.'s most recent private placement, we believe we will have sufficient working capital for our 1999 fiscal year operations. However, if actual sales do not meet expectations, or marketing and production costs increase significantly, we may need additional financing to complete and implement our business objectives. Further, delays in obtaining required governmental approvals to, or additional testing requirements prior to, marketing our new products will result in decreased revenues and increased costs that may require THERMOGENESIS CORP. to seek additional financing. THERMOGENESIS CORP. is attempting to obtain a bank line of credit secured by its accounts receivable. However, we cannot guarantee that we will be able to obtain a working line of credit. In the event that there is a cash shortage and THERMOGENESIS CORP. is unable to obtain a bank loan, additional equity financing will be required which will have the effect of diluting the ownership of existing shareholders.

No Cash Dividends. To date, we have not paid any cash dividends, and we do not expect to pay any cash on our common stock in the foreseeable future.

                                 SUMMARY FINANCIAL INFORMATION

The following summary information is derived from the financial statements included in THERMOGENESIS CORP.'s Annual Report on Form 10-K for the year ended June 30, 1998, and Quarterly Report on Form 10-Q for the six months ended December 31, 1998, incorporated by reference herein, and should be read in conjunction with those financial statements and the related notes thereto:


                                                                                       For the Six Months
                                           For the Year Ended June 30,                 Ended December 31,
                                           ---------------------------                 ------------------
                                     1996            1997             1998             1997           1998
                                     ----            ----             ----             ----           ----

Statement of Operations Data:

Revenues                          $  4,124,634     $  6,614,044     $  4,396,891    $  1,527,092   $  2,425,855

Operating expenses                $  3,018,356     $  7,207,274     $  8,493,699    $  4,530,269   $  3,192,987

Net loss                          $   (568,534)    $ (4,805,822)    $ (9,550,795)   $ (5,444,121)  $ (3,356,798)

Net loss per common share         $      (0.05)    $      (0.32)    $      (0.54)   $      (0.33)  $      (0.30)

Weighted average shares
  outstanding                       11,491,000       14,805,000       17,629,876      16,386,166     18,927,857



                                            June 30,                       December 31,
                                     1997            1998             1997             1998
                                     ----            ----             ----             ----
Selected Balance Sheet Data:
Working Capital                   $  6,407,237     $  3,723,317     $  7,644,394    $  5,351,717
Total Assets                      $ 10,187,726     $  7,799,242     $ 10,863,715    $  9,474,987
Long Term Obligations             $    164,283     $     57,519     $    101,126    $     47,596
Redeemable Convertible
   Preferred Stock                           -                -                -    $   4,733,576
Stockholders' Equity              $  8,024,642     $  5,572,892     $  9,298,818    $   2,319,094

                                   THE COMPANY

THERMOGENESIS CORP. designs and sells products and devices which utilize its proprietary thermodynamic technology for the processing of biological substances including the cryopreservation, thawing, harvesting and archiving of blood components. Historically, THERMOGENESIS CORP.'s primary revenues have been from sales of blood plasma freezers and thawers to hospitals, blood banks and blood transfusion centers. Currently, THERMOGENESIS CORP. is manufacturing several categories of thermodynamic devices which are being sold to the blood plasma industry under FDA clearance to market in the United States. Other potential markets for THERMOGENESIS CORP.'s proprietary technology include surgical, pharmaceutical, and industrial applications. Since fiscal year 1988, THERMOGENESIS CORP. focused its efforts on research and development and refinement of a core line of products for blood banks. Since fiscal 1994, THERMOGENESIS CORP. has developed new applications for its products and technology, including a system for harvesting cryoprecipitated AHF from a donor's blood plasma for use in the treatment of hemophilia, and by some physicians as a hemostatic agent or tissue sealant in certain surgical and medical procedures.

THERMOGENESIS CORP.'s strategy was to develop superior blood processing devices for the niche blood processing markets where new products could quickly establish credibility for THERMOGENESIS CORP.'s Proprietary Technology. THERMOGENESIS CORP. believed that by concentrating its products to serve the blood plasma industry, many customers, such as the Red Cross or other blood transfusion societies of various countries, would validate THERMOGENESIS CORP.'s Proprietary Technology for rapid freezing of biological substances, more specifically blood plasma. Early products which were designed for blood banks and hospitals, have received 510(k) permission to market, and THERMOGENESIS CORP. sells either directly or through its distribution network in the 32 countries where its products are marketed. See "Annual Report on Form 10-K."

From 1988 to 1992 THERMOGENESIS CORP.'s products were designed to transfer heat by causing heat transfer liquids to directly contact plastic sealed containers within which resided various blood components. Early product designs used liquids containing chloro-flouro-carbons ("CFC") which THERMOGENESIS CORP. phased out in the fall of 1992. Thereafter, THERMOGENESIS CORP. developed an alternative heat transfer method which automatically interposed a thin flexible membrane between the heat transfer liquid and biological substances which process allowed for use of non-CFC based heat transfer liquids.

Principal products initially developed by THERMOGENESIS CORP. and marketed to hospitals, blood banks, and blood transfusion centers consisted of freezers and thawers for blood plasma. THERMOGENESIS CORP. continued to design and develop various freezer models and thawers for expanded applications, and these products remain the core products of THERMOGENESIS CORP.'s current business. To expand its market and product use, THERMOGENESIS CORP. changed the focus of its research and development to the design of new products that would be applied to different applications within the blood industry, including surgical, pharmaceutical and medical procedures that utilize freezing and thawing technology as part of standard procedures. See "Annual Report on Form 10-K."

Recent Financing and Other Recent Events

In November 1998, THERMOGENESIS CORP. experienced a short-term cash shortage and borrowed $450,000 in the aggregate from lenders, including $200,000 in the aggregate from three directors of THERMOGENESIS CORP. The loans bear interest of 10% per annum, are secured substantially by all of THERMOGENESIS CORP.'s assets and mature on May 19, 1999. In addition, the lenders received warrants to purchase 90,000 shares of common stock in the aggregate at $1.50 per share. In connection with the Series A preferred stock private placement, $300,000 of the debt was exchanged for 48,000 shares of Series A preferred stock. The remaining $150,000 plus interest has been repaid.

On December 11, 1998, THERMOGENESIS CORP.'s shareholders approved an amendment to its Certificate of Incorporation to effect a one-for-four reverse stock split. The Board is currently determining the most appropriate time to implement the reverse stock split.

On January  14,  1999,  THERMOGENESIS  CORP.  completed a private  placement  of
1,077,540 shares of Series A Preferred Stock, raising an aggregate of $6,734,625, before commissions and direct expenses. Commissions of 7% of the gross proceeds and warrants to purchase 200,000 shares of common stock at $1.70 per share were issued to the placement agent. An initial closing for the preferred stock was held on December 31, 1998, with gross proceeds of $5,100,000 having been received. The net proceeds from the private placement will be used for clinical trials of the CryoSeal Autologous Fibrin Glue System and CryoFactor Autologous Platelet Derived Growth Factor System through an independent clinical research organization, repayment of short-term debt and working capital.

The value assigned to the beneficial conversion feature, as determined using the quoted market price of the Company's common stock on the date the Series A preferred stock was sold, amounted to $2,297,040 on December 30, 1998, and $1,307,700 on January 14, 1999, which represents a discount to the value of the Series A preferred stock.


                             SUMMARY OF THE OFFERING

THERMOGENESIS CORP. is registering 5,677,700 shares of common stock for resale by the selling stockholders of which 5,387,700 may be issued upon the conversion of Series A preferred stock and 290,000 shares may be issued upon the exercise of warrants, including warrants to purchase 200,000 shares as placement agent warrants.


                                 USE OF PROCEEDS

THERMOGENESIS CORP. will receive no proceeds for the resale of the shares of common stock upon the conversion of the Series A preferred stock and exercise of warrants.

                              SELLING STOCKHOLDERS

The following table identifies the Selling Stockholders, as of February 5, 1999, and indicates certain information known to THERMOGENESIS CORP. with respect to
(i) any material relationship between the selling stockholders and THERMOGENESIS CORP. during the past three years, (ii) the number of shares of common stock held by the selling stockholders, (iii) the amount to be offered for the selling stockholders' account, and (iv) the number of shares and percentage of outstanding shares of common stock to be owned by the selling stockholders after the sale of the common stock offered by the selling stockholders. To the extent required under the federal securities laws, this prospectus may be also used for resale of common stock upon the conversion of the Series A preferred stock and the exercise of the warrants. The selling stockholders are not obligated to sell their common stock offered by this prospectus.

The table assumes that the selling stockholders have converted their Series A preferred stock or exercised their warrants and will sell the common stock in a secondary offering pursuant to this prospectus.

Under the Exchange Act, any person engaged in a distribution of the shares of common stock of THERMOGENESIS CORP. offered by this prospectus may not simultaneously engage in market making activities with respect to the common stock of THERMOGENESIS CORP. during the applicable periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each selling stockholder may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation Regulation M. Further, the selling shareholders may resell their shares pursuant to Rule 144.

The Series A preferred stock and warrants are not registered or listed for trading on the Nasdaq Stock Market or on any exchange. With regard to the shares of common stock offered by the selling stockholders for resale, such shares may be sold on the Nasdaq Stock Market or in private transactions at prices to be determined at the time of sale. Such shares may be offered through broker-dealers, acting on the selling stockholders' behalf, who may offer the shares at then current market prices. Any sales may be by block trade. The selling stockholders and any brokers, dealers or others who participate with the selling stockholders in the distribution of such shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of such shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. Sales may be made by all selling stockholders pursuant to the registration statement of which this prospectus is a part.



                                           Shares Beneficially Owned    Shares to be     Shares Beneficially
                                               Prior to Offering            Sold        Owned After Offering

Name of Shareholder                           Number       Percentage      Number        Number     Percentage
-------------------                           ------       ----------      ------        ------     ----------

The Kaufmann Fund, Inc.                     3,760,000(1)       17.17    2,880,000(2)   880,000            4.02

Clarion Capital Corporation                   240,000(2)        1.25      240,000(2)         0            0

Bradley Resources Company                     210,000(3)        1.10      160,000(2)    50,000            *


                                           Shares Beneficially Owned    Shares to be     Shares Beneficially
                                               Prior to Offering            Sold        Owned After Offering

Name of Shareholder                           Number       Percentage      Number        Number     Percentage
-------------------                           ------       ----------      ------        ------     ----------


Pequot Scout Fund, L.P.                       400,000(2)        2.07      400,000(2)         0            0

Atlas II, L.P.                                336,000(2)        1.7       336,000(2)         0            0

RJ Capital, L.P.                               64,000(2)        *          64,000(2)         0            0

Philip H. Coelho TTEE Coelho Living Trust
Chief Executive Officer
3146 Gold Camp Drive
Rancho Cordova, CA 95670                      650,500(4)        3.35       60,000(5)   590,000            3.03

New England Venture Partners                  250,000(6)        1.30      250,000(6)         0            0

Carol Jacinto                                   8,000(2)        *           8,000(2)         0            0

Veron International Limited                 1,150,000(7)        5.87      400,000(2)   750,000            3.83

Victor S. Lee                                 160,000(2)        *         160,000(2)         0            0

Hung Kwong International Ltd.                  80,000(2)        *          80,000(2)         0            0

Choy Man Kin                                   40,000(2)        *          40,000(2)         0            0

BioTechnology Development Fund, LP             66,465(2)        *          66,465(2)         0            0

BioTechnology Development Fund III, LP         33,235(2)        *          33,235(2)         0            0

Hofung Holdings Limited                        80,000(2)        *          80,000(2)         0            0

Judy Yee-Yong Ling                             40,000(2)        *          40,000(2)         0            0

Xinjiang Commercial Managed Fund               40,000(2)        *          40,000(2)         0            0

Mark Sater TTEE Vigevano Retirement

Benefit Scheme 1992                            20,000(2)        *          20,000(2)         0            0

Charles W. Chambers & Roberta Chambers                                                       0            0
JT TEN                                        100,000(2)        *         100,000(2)

Hubert Huckel
Director
3146 Gold Camp Drive
Rancho Cordova, CA 95670                       50,000(8)        *          10,000(9)    40,000            *

Patrick McEnany
Director
3146 Gold Camp Drive
Rancho Cordova, CA 95670                     115,829(10)        *          10,000(9)   105,829            *



                                           Shares Beneficially Owned    Shares to be     Shares Beneficially
                                               Prior to Offering            Sold        Owned After Offering

Name of Shareholder                           Number       Percentage      Number        Number     Percentage
-------------------                           ------       ----------      ------        ------     ----------

Oscar Gruss & Son                            200,000(11)        1.05     200,000(11)         0            0




Footnotes to Table

 *      Less than one percent.

(1) Includes warrants to purchase 80,000 shares of common stock and 2,880,000 shares of common stock to be issued assuming the conversion of 576,000 shares of Series A preferred stock.

(2) Represents the number of shares of common stock upon conversion of the Series A preferred stock based on a conversion ratio of five shares of common stock for each share of Series A preferred stock.

(3) Includes warrants to purchase 10,000 shares of common stock and 160,000 shares of common stock to be issued assuming the conversion of 32,000 shares of Series A preferred stock.

(4) Includes options to purchase 425,000 shares of common stock owned by Mr. Coelho, warrants to purchase 20,000 shares of common stock, and 40,000 shares of common stock to be issued assuming the conversion of 8,000 shares of Series A preferred stock.

(5) Includes warrants to purchase 20,000 shares of common stock and 40,000 shares of common stock to be issued assuming the conversion of 8,000 shares of Series A preferred stock.

(6) Includes warrants to purchase 50,000 shares of common stock and 200,000 shares of common stock to be issued assuming the conversion of 40,000 shares of Series A preferred stock.

(7) Includes warrants to purchase 250,000 shares of common stock and 400,000 shares of common stock to be issued upon the conversion of 80,000 shares of Series A preferred stock.

(8) Includes warrants to purchase 10,000 shares of common stock and options to purchase 40,000 shares of common stock.

(9) Represents shares of common stock subject to resale upon the exercise of warrants.

(10) Includes warrants to purchase 10,000 shares of common stock, and options to purchase 40,000 shares of common stock. Also includes 25,829 shares owned by Equisource Capital of which Mr. McEnany is the sole shareholder and 2,500 owned by Mr. McEnany's spouse. Mr. McEnany disclaims beneficial ownership of the shares owned by his spouse.

(11) Represents shares of common stock subject to resale upon the exercise of a warrant issued to the Placement Agent.


                            DESCRIPTION OF SECURITIES

Our authorized capital stock consists of two classes which consists of 50,000,000 shares, $.001 par value, of common stock and 2,000,000 shares, $.001 par value, of preferred stock. As of February 5, 1999, 18,930,685 shares of common stock were outstanding and 1,029,540 shares of Series A preferred stock were outstanding. There are no other series of preferred stock outstanding.

Common Stock

Common stock shareholders have full voting rights, one vote for each share held of record. Subject to preferential rights of Series A Preferred Stock shareholders and any other preferred stock shareholder, common stock shareholders are entitled to receive dividends as may be declared by the Board out of funds legally available therefor, and share pro rata in any distributions to stockholders upon liquidation. Common stock shareholders have no conversion, preemptive or other subscription rights. All of the outstanding shares of common stock are, and the shares offered hereby will be, validly issued, fully paid and nonassessable.

Preferred Stock

As discussed below, we have one series of preferred stock designated. The Board is authorized to establish, other series or designation of preferred stock with rights, preferences, privileges, and restrictions on such stock as the Board may determine.

Series A Convertible Redeemable Preferred Stock

We have designated 1,200,000 shares as Series A convertible redeemable preferred stock. Each share of Series A preferred stock has the following characteristics:

Conversion. Each Series A preferred stock is convertible into five shares of common stock at the option of holder or at THERMOGENESIS CORP.'s option provided that the common stock is trading at an average price equal to or greater than $5.00 per share for 30 consecutive trading days. Each Series A preferred stock is subject to customary anti-dilution protection.

Voting Rights. Provided that more than 35% of the number of Series A preferred stock shares sold in the private placement remain outstanding, the Series A preferred stock shareholder will be entitled to vote for one director, as separate class, and approval by holders of at least a majority of the Series A preferred stock, voting together as a separate class, is required for certain events including (i) any issuance of a new series of shares having rights, preferences, or privileges with respect to liquidation preference, redemption or dividend rights senior or equivalent to the Series A preferred stock, (ii) any payment or declaration of any dividends rights or any other distribution or redemption of any capital stock of THERMOGENESIS CORP., (iii) sale or disposition of substantially all of THERMOGENESIS CORP.'s property or business or any consolidation or merger with any entity in which THERMOGENESIS CORP. is not the survivor, (iv) an amendment to THERMOGENESIS CORP.'s articles of incorporation or bylaws, and (v) any investments of another business exceeding $1 million in the aggregate. Unless required by law, the Series A preferred stock shareholders will be entitled to vote on all other matters with the common stock shareholders, together as a class, on an as converted basis.

Dividends. Each Series A preferred stock is entitled to receive non-cumulative dividends at the same rate and same time as any dividends declared on THERMOGENESIS CORP. common stock determined on an as converted basis.

Liquidation Rights. Upon liquidation, dissolution, or winding up of THERMOGENESIS CORP., the holder of each Series A Preferred Stock shall be entitled to received a liquidation preference equal to $6.25 per share which shall increase at the rate of 8% per share, per year, compounded annually on each anniversary date of the issuance of the Series A preferred stock before there are any distributions to common stock shareholders. After payment to Series A preferred stock of the liquidation preference as adjusted, the Series A preferred stock shareholder shall not be entitled to any further distribution. If upon any liquidation, dissolution or winding up, the assets to be distributed among the Series A preferred stock shareholder shall be insufficient for full payment of the liquidation preference, then the amount to be distributed shall be distributed ratably to the Series A preferred stock shareholders and any other preferred stock of equal rank.

Redemption. After five years, Series A preferred stock shareholders will have the right to require THERMOGENESIS CORP. to repurchase from such holder each Series A preferred stock for the liquidation preference as adjusted.

Preemptive Rights. Each Series A preferred stock shareholder shall have preemptive rights to purchase any new issue by THERMOGENESIS CORP. in order to maintain such ownership interest in THERMOGENESIS CORP.

Options

As of January 15, 1999, THERMOGENESIS CORP. had outstanding options to purchase a total of 1,613,450 shares of common stock at exercise prices ranging from $1.64 to $4.50 per share, of which options to purchase 1,240,193 were exercisable. Some of these options are subject to vesting, and in general, have a three or five year exercise period. See "Annual Report on Form 10-K -- Notes to Financial Statements."

Warrants

As of January 15, 1999, warrants to purchase a total of 2,524,201 shares of common stock were outstanding with exercise prices ranging from $2.40 to $3.885 per share, all of which were exercisable. Included in the number of warrants are warrants to purchase 290,000 shares of common stock which are subject to resale by this prospectus. See "Annual Report on Form 10-K -- Notes to Financial Statements."

Registration Obligation

THERMOGENESIS CORP. has agreed to register for resale the shares of common stock upon the conversion of the Series A preferred stock and the exercise of the warrants. In the event the registration statement registering for resale the shares of common stock is not declared effective within 120 days from January 14, 1999, which is the closing date of the private placement of the Series A preferred stock, the aggregate number of shares of common stock issuable upon the conversion of the Series A preferred stock shall be increased by 5% for each additional 30 days the registration statement is not declared effective.

                     CERTIFICATE OF INCORPORATION AND BYLAWS

Our Amended and Restated Certificate of Incorporation provide that we will indemnify directors and officers of THERMOGENESIS CORP. to the fullest extent permitted by Delaware Law. Further, our bylaws provide authority for
THERMOGENESIS CORP. to maintain a liability insurance policy which insures directors or officers against any liability incurred by them in serving THERMOGENESIS CORP.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of THERMOGENESIS CORP. pursuant to the foregoing provisions, or otherwise, THERMOGENESIS CORP. has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by THERMOGENESIS CORP. of expenses incurred or paid by a director, officer or controlling person of THERMOGENESIS CORP. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, THERMOGENESIS CORP. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication.


                                 TRANSFER AGENT

The transfer agent for our common stock is American Securities Transfer & Trust, Inc., 938 Quail Street, Suite 101, Lakewood, Colorado 80215-5513.


                                     EXPERTS

The financial statements of THERMOGENESIS CORP. appearing in THERMOGENESIS CORP.'s Annual Report (Form 10-K) for the year ended June 30, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements) included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

The validity of the shares of common stock offered by the selling stockholders through this prospectus will be passed upon for us by David C. Adams, General Counsel and Vice President of Business Development. Mr. Adams beneficially owned options to acquire 120,000 shares of common stock as of February 5, 1999.

                       GLOSSARY OF CERTAIN TECHNICAL TERMS


510(k): formal notification to the Food and Drug Administration ("FDA") by manufacturers of Class I or Class II devices to obtain clearance to market the medical device. The device must be substantially equivalent to devices manufactured prior to 1976.

AUTOLOGOUS: autogenous; related to self; originating within an organism itself, as an autograft or autotransfusion.

CLASS II MEDICAL SYSTEM: those devices for which general controls alone are insufficient to assure safety and effectiveness and for which mandatory performance standards must be developed by the FDA.

COAGULATION:  (1) the process of clot formation;  (2) in surgery, the disruption
of  tissue  by   physical   means  to  form  an   amorphous   residuum,   as  in
electrocoagulation and photocoagulation.

CORE LINE PRODUCTS: (1) device for the ultra-rapid cryopreservation of human blood plasma; (2) portable device for the ultra-rapid cryopreservation of human blood plasma; (3) device for the rapid thawing of frozen plasma for hospital patient care; (4) device for the hermetic sealing of blood tissue containers;
(5) "smart" blood collection monitor; (6) Vial BioArchiveTM System for the Japanese Red Cross.

CRYOPRECIPITATE: any precipitate that results from cooling, as cryoglobulin or antihemophilic factor.

CRYOPRECIPITATED AHF: A preparation of antihemophilic factor, which is obtained from a single unit of plasma collected and processed in a closed system.

CRYOPRESERVATION: the maintaining of the viability of excised tissue or organs by storing at very low temperatures.

CRYOSEALTM: system for harvesting fibrinogen-rich cryoprecipitate from a donor's blood plasma, a blood component that is currently licensed by the FDA for the treatment of clotting protein deficient patients.

DEWAR: container which keeps its contents at a constant and generally low temperature by means of two external walls between which a vacuum is maintained.

FACTOR VIII: antihemophilic factor (AHF): a relatively storage-labile factor participating only in the intrinsic pathway of blood coagulation. Deficiency of this factor, when transmitted as a sex-linked recessive trait, causes classical hemophilia (hemophilia A). More than one molecular form of this factor has been discovered. Called also antihemophilic globulin (AHG) and antihemophilic factor A.

FACTOR XIII: fibrin stabilizing factor (FSF): a factor that polymerizes fibrin monomers so that they become stable and insoluble in urea, thus enabling fibrin to form a firm blood clot. Deficiency of this factor produces a clinical hemorrhagic diathesis. Called also fibrinase and Laki-Lorand factor (LLF). The inactive form is also known as protransglutaminase and the active form as transglutaminase.

FIBRONECTIN: an adhesive glycoprotein: one form circulates in plasma, acting as an opsonin; another is a cell-surface protein which mediates cellular adhesive interactions. Fibronectins are important in connective tissue, where they cross-link to collagen, and they are also involved in aggregation of platelets.

HEMATOLOGY: that branch of medical science which treats of the morphology of the blood and blood forming tissues.

HEMOSTATIC: (1) checking the flow of blood; (2) an agent that arrests the flow of blood.

MACULAR: pertaining to or characterized by the presence of macules; pertaining to the macula retinae.

N2 BIOARCHIVE:  system for controlled  rate freezing,  storage and retrieval and
inventory   management   of   biological   samples  which  require  LN2  storage
temperatures, such as placental, stem and progenitor cells.

PIPELINE PRODUCTS: (1) CryoSealTM System, thermodynamic processor; (2) LN2 BioArchiveTM System, computerized LN2 dewar with robotic arm; (3) CryoFactorTM System, thermodynamic processor; (4) MicroSealantTM System, bench top thermodynamic processor; (5) CryoPlateletTM System, thermodynamic processor.

PLATELET DERIVED GROWTH FACTOR (PDGF): a substance contained in the alpha granules of platelets and capable of inducing proliferation of vascular endothelial cells, vascular smooth muscle cells, fibroblasts and glia cells; its action contributes to the repair of damaged vascular walls.

PROGENITOR: a parent or ancestor.

THERMOLABILE:  easily altered or decomposed by heat.

VON WILLEBRAND'S FACTOR: the attribute of Factor VIII necessary for the adhesion of platelets to vascular elements. Deficiency of this factor results in the prolonged bleeding time seen in von Willebrand's disease.